March 8, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing SPARX Funds Trust (the “Fund”) SEC File Nos. 811-21419; 333-108229

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Fund. Please note the following for the Commission’s records:

           1.     A copy of a Surety Bond issued by National Union Fire Insurance Company of Pittsburgh, PA (the “Bond”), which names the Fund as insured is enclosed under Exhibit 99-1.

           2.     A certificate of the Fund’s Secretary in which he attests to the authenticity and accuracy of resolutions unanimously adopted by the members of the Fund’s Board of Trustees (including those members who are not “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), of the Fund) which authorize the purchase of a bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, is enclosed under Exhibit 99-2.

           3.      The Bond premium has been paid for the coverage period, and the Bond is written for a $1,000,000 limit of liability.

Very truly yours,

/s/ Erik C. Kleinbeck
Erik C. Kleinbeck
Secretary